Exhibit 12.1

NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(dollars in thousands)

	Three Months Ended
	March 31,
	2005	2004

Income (loss) from continuing operations before income tax	$65,819	$(31,107)

Add:
Fixed charges	20,281	21,096
Amortization of capitalized interest	1,959	1,717

Less:
Interest capitalized	2,340	581
Equity in (losses) gains of unconsolidated affiliates	—	—
Losses attributable to minority interests	—	—

Earnings as adjusted	$85,719	$(8,875)

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$12,824	$16,199
Interest capitalized	2,340	581
Portion of rent expense representative of interest (30%)	5,117	4,316

Fixed charges	$20,281	$21,096

Ratio of earnings to fixed charges	4.23	—

Deficiency of earnings to cover fixed charges	$—	$29,970